August 25, 2017

Via EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn: Mr. Craig D. Wilson

RE:                          Inovalon Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 23, 2017

Form 8-K

Furnished February 22, 2017

File No. 001-36841

Dear Mr. Wilson:

This letter is in response to your letter dated August 8, 2017 concerning the above-referenced filings and confirms our conversation with Ms. Mengyao Lu on August 25, 2017.  We kindly request an extension until September 14, 2017 to respond to your letter in order to have adequate time for the Company and its advisors to fully consider and respond to all of the points raised in your letter.

Thank you for your consideration of our request.  If you have any questions concerning the foregoing, please contact me at (301) 809-4000 ext. 1788.

Sincerely,

/s/ Shauna L. Vernal

Shauna L. Vernal
Chief Legal Officer
Inovalon Holdings, Inc.

cc:                                Mr. Christopher E. Greiner, Chief Financial Officer, Inovalon Holdings, Inc.

Ms. Mengyao Lu, Staff Accountant, Division of Corporation Finance

www.inovalon.com

Tel: (301) 809-4000                                   4321 Collington Road

Fax: (301) 809-4040                               Bowie, Maryland 20716   USA